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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.9
Illumina, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
45232 7 10
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.            45232 7 10

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lombard Odier & Cie

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,574,500

		(6)	Shared Voting Power
0

		(7)	Sole Dispositive Power
1,574,500

		(8)	Shared Dispositive Power
138,900

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,713,400

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
5.3%

(12)	Type of Reporting Person (See Instructions)
PN

Page 2 of 5 pages

ITEM 1.

(a)	Name of Issuer
Illumina, Inc.

(b)	Address of Issuer's Principal Executive Offices
9390 Towne Centre Drive San Diego, CA 92121

ITEM 2.

(a)	Name of Person Filing
Lombard Odier & Cie

(b)	Address of Principal Business Office or, if none, Residence
11 rue de la Corraterie, 1204 Geneva, Switzerland

(c)	Citizenship
Switzerland

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
45232 7 10

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not applicable.

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
1,713,400

(b)	Percent of class:

5.3%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
1,574,500

Page 3 of 5 pages

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of
1,574,500

(iv)	Shared power to dispose or to direct the disposition of
138,900

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Of the shares held in the name of Lombard Odier & Cie, 1,574,500 shares are held for the benefit of the Lombard Odier Immunology Fund which is managed by Lombard Odier Fund Managers S.A. and 138,900 shares are held for the benefit of private or institutional clients. With respect to the shares held for the benefit of private or institutional clients, such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities and retain sole voting power with respect to such shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002 Date	February 13, 2002 Date
/s/ Alexandre Meyer Signature	/s/ Tania Plage Signature
Alexandre Meyer	Tania Plage
Vice President Name/Title	Assistant Vice President Name/Title

Page 5 of 5 pages

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SIGNATURE